BD 3/4 *

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ANNUAL AUDITED REPORT

SEC FILE NUMBER
8-52993

FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

562 5th Avenue 7th FL
(No. and Street)

New York (City) NY (State) 10036-4802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Sanfratello 917-542-2102
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02)

BD 3/10

לאומי
leumi

LEUMI INVESTMENT SERVICES INC.
MEMBER FINRA, SIPC

AFFIRMATION

We, Hillel Waxman and John J. Sanfratello, affirm that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to Leumi Investment Services, Inc. ("LISI") for the year ended December 31, 2009, are true and correct. I further affirm that neither LISI nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public

[signature] 2/24/10

PETER J. CALABRESE
Notary Public, State of New York
No. 01CA6126156
Qualified in Suffolk County
Commission Expires April 25, 2013

[signature] 2/24/10
Hillel Waxman
President

[signature] 2/24/10
John J. Sanfratello
Chief Financial Officer

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 an the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

562 Fifth Avenue
New York, NY 10036

212.407.4353
212.407.4351 fax

www.leumiusa.com

Statement of Financial Condition

Leumi Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

STATEMENT OF FINANCIAL CONDITION

Leumi Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Filed in accordance with rule 17a-5 (e)(3) as a public document

Leumi Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm....1
Statement of Financial Condition....2
Notes to Statement of Financial Condition....3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Leumi Investment Services Inc.

We have audited the accompanying statement of financial condition of Leumi Investment Services Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above present fairly, in all material respects, the financial position of Leumi Investment Services Inc. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2010

Leumi Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 5,299,126
Deposit with clearing organization	100,000
Securities owned—at fair value	18,512,702
Receivable from clearing organization	265,138
Equipment and leasehold improvements, less accumulated depreciation and amortization of $136,140	44,712
Deferred tax assets	547,386
Prepaid expenses	86,026
Other assets	339,846
Total assets	$ 25,194,936
Liabilities and shareholder's equity	
Liabilities:	
Securities sold not yet purchased	$ 300,000
Accounts payable	346,182
Liabilities in respect of employee benefit plans	971,241
Payable to Parent	2,311,685
Total liabilities	3,929,108
Shareholder's equity:	
Common stock, $1.00 par value; authorized, 100 shares; 10 shares issued and outstanding	10
Additional paid-in capital	3,115,537
Accumulated other comprehensive loss	(544,431)
Retained earnings	18,694,712
Total shareholder's equity	21,265,828
Total liabilities and shareholder's equity	$ 25,194,936

See notes to statement of financial condition.

Leumi Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Summary of Significant Accounting Policies

Leumi Investment Services Inc. ("LISI" or the "Company") is a wholly-owned subsidiary of Bank Leumi USA (the "Parent"), which is a subsidiary of Bank Leumi Le-Israel Corporation ("BLL Corp."). BLL Corp. is a wholly-owned subsidiary of Bank Leumi Le-Israel B.M. (the "Bank"), a banking corporation organized in Israel, with subsidiaries and affiliates throughout the world. LISI provides brokerage services to individual and institutional customers located throughout the world.

LISI is a registered securities broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All securities are cleared through another broker-dealer on a fully disclosed basis.

The following is a summary of the significant accounting policies:

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition. Such estimates include the useful lives of equipment and leasehold improvements, fair value of financial instruments, calculation of pension and post-retirement benefits, fair value of pension plan assets, and realization of deferred tax assets. Actual results could differ from such estimates.

Income Taxes: LISI's results of operations are included in the consolidated U.S. Federal income tax return of BLL Corp. LISI uses the asset and liability method, at currently enacted rates, in providing income tax expense. Federal income taxes are calculated as if LISI filed its income tax return on a separate-company basis. State and local income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax laws.

Cash Flows: For purposes of reporting cash flows, LISI considers all highly liquid investments with original maturities of less than three months as cash equivalents.

1. Organization and Summary of Significant Accounting Policies (continued)

Securities owned and sold, not yet purchased: Proprietary securities transactions settling regular-way are recorded on a trade date basis. Securities held principally for resale in the near term are classified as trading and are recorded at their fair value.

Equipment and Leasehold Improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

Fair Value of Financial Instruments: All financial assets and liabilities are carried at fair value or amounts that approximate fair value. In accordance with Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures,* the fair value of these financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

Employee Benefit Plans: The cost of pension and other post-retirement plans are determined on the basis of actuarial valuations. LISI participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees and receives an allocation of such costs.

New Accounting Pronouncements: In July 2009, the Financial Accounting Standards Board ("FASB") issued The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles. The new standard represents the FASB's approval of its accounting standards codification as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities. Rules and interpretative releases of the SEC under authority of the federal securities laws are also sources of GAAP for SEC registrants. The codification, which changes the organization and referencing of financial accounting and reporting standards, was effective for LISI's current fiscal year, and certain references in this statement of financial condition to generally accepted accounting principles use the codification's numbering system prescribed by the FASB.

1. Organization and Summary of Significant Accounting Policies (continued)

In June 2006, the FASB issued ASC 740-10, Income Taxes, (formerly FASB Interpretation No. 48. Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No.109), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax positions taken or expected to be taken. The new accounting pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. LISI adopted this accounting guidance effective January 1, 2009 and the adoption had no material impact on LISI's statement of financial condition.

In May 2009, the FASB issued ASC 855-10, Subsequent Events, which establishes general accounting and disclosure guidance with respect to events that occur after the balance sheet date but before financial statements are issued or otherwise available. In particular, the standard sets forth guidance with respect to (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in its financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should provide about events or transactions that occur after the balance sheet date. LISI adopted the new standard as of December 31, 2009, and the adoption had no material impact on LISI's statement of financial condition.

2. Securities Owned and Sold, Not Yet Purchased

As of December 31, 2009, LISI has investments in treasury bills and note of $17,187,164 and a corporate bond of $1,325,538 which mature within one year and are classified as trading securities. These investments are stated at fair value based on quoted market bid prices.

As of December 31, 2009, LISI has corporate bond of $300,000, which was sold not yet purchased. This investment is stated at fair value based on a quoted bid price.

3. Net Capital and Other Regulatory Requirements

LISI is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2009, LISI had net capital of $14,880,261, which was $14,630,261 in excess of the minimum requirement. LISI's ratio of aggregate indebtedness to net capital was 0.24 to 1.

LISI has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "PAIB reserve computation" with regard to all the assets of LISI held by the respective clearing firm. Consequently, the assets of LISI held at the clearing firm are treated as allowable assets for purposes of LISI's net capital computation.

4. Income Taxes

As of December 31, 2009, LISI had gross deferred tax assets of $547,386, primarily due to net unrealized actuarial losses on employee benefit plans, and the book and tax depreciation difference on fixed assets. Management believes that the deferred tax assets will be fully utilized in the future. Accordingly, no valuation allowance has been recorded.

At December 31, 2009, the Company did not have any unrecognized tax benefits.

5. Related Party Transactions

LISI has cash of $5,189,763 held in an interest free checking account with the Parent as of December 31, 2009.

Pursuant to a service agreement, the Parent provided certain operating and other administrative support facilities and services to LISI. Such facilities and services include treasury management and operation, use of office space, payroll, accounting, and other administration.

6. Financial Instruments with Off-Balance Sheet Credit Risk and Concentration of Credit Risk

LISI applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, LISI's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. LISI has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by LISI. LISI's liability under these arrangements is not quantifiable. However, the potential for LISI to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. As of December 31, 2009, there were no amounts owed to the clearing broker by these customers.

LISI utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose LISI to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. LISI's liability under these arrangements is not quantifiable.

Securities sold not yet purchased represent obligations to purchase specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as LISI's obligation to purchase these securities in the market may exceed the amount recognized in the statement of financial condition.

7. Commitments and Contingencies

LISI is subject to certain legal actions which arise out of the normal course of business. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the statement of financial condition of LISI.

8. Employee Benefit Plans

LISI participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees. The costs of the pension and other post-retirement plans are determined on the basis of actuarial valuations. The Parent measures the plan assets and the benefit obligations at each fiscal year end and recognizes the compensation cost of employee's pension benefits (including prior service cost) over the employee's approximate service period. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets. The Parent amortizes (as a component of employee benefit expense) unrecognized net gains and losses over the average future service of active participants to the extent that the gain/loss exceeds 10% of the greater of the projected benefit obligation or the fair value of plan assets.

LISI also participates in the Parent's defined contribution sheltered savings plan that covers substantially all employees who have completed one year of service. LISI's contribution is 50% of each participant's contribution but is limited to 3% of base compensation for employees who joined LISI on or before December 31, 2006. A participant hired on or after January 1, 2007, who is not eligible to participate in the defined benefit pension plan sponsored by the Parent, will receive a matching contribution equal to 50% of his/her salary deduction up to 6% of eligible earnings during the first three years of employment. After completing three years of service, the amount of matching contribution will increase to 66.67% of his/her salary deduction up to 6% of eligible earnings. After completing five years of service, the amount of matching contribution will be increased to 88.33% of his/her salary deduction up to 6% of eligible earnings. After completing nine years of service, the amount of matching contribution will be increased to 100% of his/her salary deduction up to 6% of eligible earnings. As of October 1, 2008, any new hire will automatically be enrolled in the Plan. The default contribution is 6%. The new retirement target funds will be the default funds if no election is made. As of November 1, 2008, existing employees who are not participating in the plan are also automatically enrolled. Participants may elect to contribute up to 15% of their base salary, subject to Internal Revenue Service limitations. LISI contributed $52,793 to the sheltered savings plan in 2009.

8. Employee Benefit Plans (continued)

Effective January 1, 2009, the Plan was revised to comply with changes to rules under Internal Revenue Code section 415 made by recent legislation and revised final Treasury regulations issued June 11, 2007. The changes included increasing the statutory limits on compensation and benefits; changing certain actuarial assumptions and interest rates; altering the elements of compensation used to calculate the 415 limit; and modification of how the limit is adjusted in various circumstances, such as for benefit commencement at other than Normal Retirement Age.

9. Fair Value of Financial Instruments

Securities owned are stated at fair value based on bid quoted market prices. These securities are actively traded in the market and thus, fall under Level 1 hierarchy of fair value. LISI's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

10. Subsequent Events

Management has evaluated the possibility of significant subsequent events existing in LISI's statement of financial condition through February 24, 2010, and has made necessary adjustments to respective financial statement accounts.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

SCHEDULE OF ASSESSMENTS AND PAYMENTS (FORM SIPC-7T)

Leumi Investment Services Inc.
(a Wholly-Owned Subsidiary of Bank Leumi USA)
Year Ended December 31, 2009
With Agreed Upon Procedures Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

SCHEDULE OF ASSESSMENTS AND PAYMENTS
(FORM SIPC-7T)

Leumi Investment Services Inc.
(a Wholly-Owned Subsidiary of Bank Leumi USA)
Year Ended December 31, 2009
With Agreed Upon Procedures Report of Independent
Registered Public Accounting Firm

(This report is intended solely for the information and use of the specified parties and is not intended to be and should not be used by anyone other than these specified parties.)

Leumi Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)

Schedule of Assessments & Payments (Form SIPC-7T)

Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm..1
Schedule of Assessments and Payments (Form SIPC 7-T) 3

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Leumi Investment Securities Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Leumi Investment Securities Inc. ("LISI" or the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating LISI's, compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period beginning April 1, 2009 through December 31, 2009. LISI's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting agreement without exception.

2. Compared the amounts derived from the Financial and Operational Combined Uniform Single Report (FOCUS) reports for the fiscal period beginning April 1, 2009 and ending December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period beginning April 1, 2009 and ending December 31, 2009, noting agreement without exception.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting agreement without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments, noting agreement without exception.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no overpayment.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. ~~Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for~~ purposes of the audit requirement of SEC Rule 17a-5:

052993 FINRA DEC
LEUMI INVESTMENT SERVICES INC 7*7
562-564 FIFTH AVENUE
NEW YORK NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JAMES MCCRINK (917) 542-2104

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 25,835
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 1/8/09 7/16/09 Date Paid	(8,882)
C.	Less prior overpayment applied	(-0-)
D.	Assessment balance due or (overpayment)	16,953
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-0-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 16,953
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 16,953
H.	Overpayment carried forward	$(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LEUMI INVESTMENT SERVICES INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 8 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,334,049
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 10,334,049
2e. General Assessment @ .0025	$ 25,835 (to page 1 but not less than $150 minimum)

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com